Exhibit 2

Former Owners of iEmployee Announce Opposition to Forgent Networks (d/b/a Asure Software) Going Private Proposal.

BARRINGTON, RI, May 27, 2009 – Fenil Shah, together with seven other current shareholders of Forgent Networks, Inc. (the “Company”), d/b/a Asure Software (Nasdaq: ASUR), today announced their concerns with the direction and leadership of the current Board of Directors, as well as their opposition to the proposal by the Board of Directors of the Company to enter into a going private transaction.  Shah, together with Snehal Shah and six other shareholders of the Company, all of whom acquired their shares of the Company in an acquisition in 2007 by the Company of iSarla, Inc., a Delaware corporation (d/b/a iEmployee), hold approximately 2,100,000 shares of Common Stock of the Company, or almost 7% of the outstanding shares.

Fenil Shah stated, on behalf of himself and the other shareholders with whom he jointly filed a Schedule 13D with the Securities and Exchange Commission, “We have doubts about the effectiveness of the current Board of Directors of the Company, for several reasons.  Currently, there is no member of the Board of Directors with substantial experience in either the payroll industry or in outsourcing.  Given the current business and products of the Company, we believe that the Company would be better served by greater Board member experience in these areas.  We also feel that the costs and expenses of the Company are too high given the current revenue, and the Board of Directors of the Company needs to introduce workable and effective strategies to reduce these costs and expenses while maintaining the quality and support of its products.  We also believe that the Company’s stockholders should have greater liquidity, and that the Board of Directors should take steps to ensure this.  We believe the Company continues to have an attractive market opportunity, even, or especially, in the current economy, but needs more effective leadership from the Board to exploit this opportunity.”

Shah and the other seven shareholders who were part of the aforementioned Schedule 13D filing intend to vote against the proposed going private transaction at the special meeting scheduled for June 2nd.  They believe that remaining a public company would enhance the liquidity of the Company, which could result in a higher stock price.

Fenil Shah is a serial entrepreneur  currently pursuing a startup business in Virtual gaming and e-learning industry.  He has 10+ years of experience in workforce management business in various leadership position. He co-founded, grew and sold Iemployee to Asure in 2007.  He has a M.S in electrical engineering and has various industry publications under his name.

Snehal Shah is a serial entrepreneur currently pursuing a startup business in Mobile Software industry. He has 20+ years of work experience in the software industry among which 10 years were in the workforce management business. He co-founded, grew and sold IEmployee to Asure Software in 2007.  Prior to that, he was involved in two other startups that were sold in 1999 and 2001. He has M.S. in Electrical Engineering from SUNY, Stony Brook and a Business Administration degree from Harvard University. He has various industry publications under his name.